UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sputnik Enterprises, Inc.
(Name of Company)

Series A Convertible Preferred Stock, par value $10.00 per share
(Title of Class of Securities)

85219U101
(CUSIP Number)

Michael T. Williams, Esq., Williams Law Group, P.A., 2503 W. Gardner Ct., Tampa FL 33611
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Securities Exchange Act (the “Act”) but shall be subject to all other provisions of the Act (however see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Windy River Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,500,000 [1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,500,000 [1]
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000 [1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.22% [1]
14	TYPE OF REPORTING PERSON* CO

[1] Based upon conversion of the currently convertible Series A Convertible Preferred Stock, not registered under Section 12(g), into common shares, which are registered under Section 12(g), at the rate of one share of Series A Convertible Preferred for 1,000 shares of common, and 6,215,278 shares of common stock issued and outstanding, assuming conversion of all issued and outstanding shares of Series A Convertible Preferred Stock, at September 30, 2015. The Series A Convertible Preferred may be voted as if converted and are entitled to dividend treatment as if converted to common.

Peter Grieve is the Owner/Manager with voting and investment power over and pecuniary interest in shares of the Sputnik Enterprises, Inc. (the “Company”) held by WRG.

2

Item 1. Security and Company.

This statement relates to the preferred stock, par value $10.00 per share, of Sputnik Enterprises, Inc., a Nevada corporation (the “Company”). The address of the Company’s principal executive office is 10781 Satellite Blvd Orlando, Florida 32837.

The Series A Convertible Preferred Stock, not registered under Section 12(g), is currently convertible into common shares, which are registered under Section 12(g) at the rate of one share of Series A Convertible Preferred for 1,000 shares of common. The Series A Convertible Preferred may be voted as if converted and are entitled to dividend treatment as if converted to common.

Item 2. Identity and Background.

This Schedule 13D is being filed by:

(1)

(a) – (c) Windy River Group LLC (“WRG”) is a Massachusetts LLC. WRG is a private investment firm with interests in international football, banking, wealth management, and technology. The business address for WRG is 10 State Street, Newburyport, MA 01950.

Peter Grieve is the Owner/Manager with voting and investment power over and pecuniary interest in shares of the Sputnik Enterprises, Inc. (the “Company”) held by WRG.

(d) During the past five years, neither the Reporting Person, nor any of the other entities or individuals referred to in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, neither the Reporting Person, nor any of the other entities or individuals referred to in this Item 2 have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

All of the shares of Common Stock beneficially held by the Reporting Person were paid for using cash contributed by the Reporting Person’s owners.

Item 4. Purpose of Transaction.

The securities were acquired for investment purposes.

3

The Reporting Person may in the future be involved in the following types of transactions:

(a) The acquisition of additional securities of the issuer [See (b) below];

(b) The acquisition of an affiliated company, Apps FC, LLC and potential acquisitions of other operating companies related to the Company’s business in the future, although no final, binding agreements exist for any such other potential acquisitions;

(c) There may be a change in the present board of directors or management of the Company in the future, but no final, binding decisions have been made;

(e) It is currently contemplated that the Company will take actions necessary to increase the number of authorized shares as well as certain other actions involving changes to its articles of incorporation such as changing the name of the Company.

Changes to the Company’s business are described in the Company’s filings with the SEC.

Other than as described in this Schedule 13D, the Reporting Person has no present plans or proposals that relate to or would result in any of the matters set forth in this Item 4. However, the Reporting Person reserves the right to change its intention with respect to any or all of the matters referred to in this Item 4, which could include, but is not limited to, any of the items enumerated in in this Item 4 of Schedule.

Item 5. Interest in Securities of the Company.

(a) WRG is the beneficial owner of an aggregate of 2,500,000 shares of Common Stock of the Company, representing approximately 40.22% of the total issued and outstanding shares of Common Stock, computed as set forth in Item 14(2) above as of October 12, 2015.

(b) Peter Grieve is the owner/manager with voting and investment power over shares of the Company held by WRG.

(c) Since August 1 2015, the Reporting Person has not effected any transactions relating to the Common Stock or any other equity securities of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The Reporting Person is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or losses or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

None

4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Windy River Group, LLC

Dated: October 13, 2015	By:	/s/ Peter Grieve
	Name:	Peter Grieve
	Title:	Managing Partner

5